January 19, 2024

Via EDGAR

Mr. Patrick Fullem/Ms. Erin Purnell

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C. 20549

Re:	Micropolis Holding Company (the “Company”)

Registration Statement on Form F-1

Filed December 22, 2023

File No. 333-276231

Dear Mr. Fullem/ Ms. Purnell

As counsel for the Company and on its behalf, this letter is being submitted in response to the letter dated January 3, 2024 from the U.S. Securities and Exchange Commission (the “Commission”) in which the staff of the Commission (the “Staff”) commented on the above-referenced Registration Statement on Form F-1. Contemporaneously, we are filing the amended Registration Statement via Edgar (the “Amended F-1”).

For the Staff’s convenience, the Staff’s comment has been stated below in its entirety, with the Company’s response set out immediately underneath such comment.

Registration Statement on Form F-1 filed December 22, 2023

Summary Financial Information, page 14

1.	We note from your response to comment 8, that you have removed the US Dollar amounts from the December 31, 2022 financial information. Please also remove the US Dollar translation amounts related to the six months ended June 30, 2022. A convenience translation may be presented only for the most recent fiscal year and any subsequent interim period.

Response: We respectfully advise the Staff that we have updated the Summary Financial Information section beginning on page 14 and the Selected Combined Financial and Operating Data beginning on page 44 of the Amended F-1 to delete the US Dollars column for the six months ended June 30, 2022.

Our Major Suppliers, page 81

2.	We note your revisions in response to comment 15. Please revise to reinsert the identity of Supplier A and please explain why Siemens Industry Software has been removed from the table.

Response: We respectfully advise the Staff that we removed Siemens Industry Software SA (Pty) Ltd from the table because the Company did not make any purchase from them for the year ended December 31, 2022 and the six months ended June 30, 2023. However, the Company considers Siemens its largest supplier as of the date of the prospectus because the Company entered into a professional services agreement with Siemens in May 2023, while the Company typically does not have supply contracts with any other suppliers and only executes purchase orders from time to time on an as-needed basis. We have revised pages 81 to 82 of the Amended F-1 to reinsert the identity of Supplier A.

Compensation, page 97

3.	Please update your compensation disclosure as of fiscal year ended December 31, 2023.

Response: We respectfully advise the Staff that we have revised page 97 of the Amended F-1 to update the Company’s compensation disclosure as of fiscal year ended December 31, 2023.

Financial Statements

Index to Combined Financial Statements, page F-1

4.	Pursuant to Item 8.A.4 of Form 20-F, please provide audited financial statements that are no more than twelve months old. Alternatively, to the extent you meet the 15-month criteria outlined in Instruction 2 to Item 8.A.4, please file the necessary representations as an exhibit to the registration statement.

Response: We respectfully advise the Staff that we are filing a representation from the Company under Item 8.A.4 of Form 20-F as Exhibit 99.5 to the Amended F-1.

5.	We note that you include the interim unaudited financial statements for the six months ended June 30, 2023 alongside the audited financial statements for the years ended December 31, 2022 and 2021. Additionally, the notes to the financial statements relate to both the interim period ended June 30, 2023 and the audited periods ended December 31, 2022 and 2021. In light of the fact that the interim amounts are unaudited, please revise to separately present the interim statements and notes to the financial statements.

Response: We respectfully advise the Staff that we have revised the financial statements to separately present the interim statements and notes to the financial statements.

Balance Sheet, page F-3

6.	We note your response to comment 18. You indicate that you removed the relevant statement that the financial statements were authorized for issue on April 26, 2023. Please revise or tell us where you have disclosed the date when the financial statements were authorized for issue and who gave that authorization. Refer to paragraph 17 of IAS 10.

Response: We respectfully advise the Staff that we have revised the financial statements on pages F-3 and F-24 to disclose the dates when the financial statements were authorized for issue and who gave that authorization.

Statements of Comprehensive Income, page F-4

7.	We note your response to comment 19 and your revised disclosures on page F-4 and F-25. Please revise your disclosure pursuant to paragraph 70 of IAS 33 to include but not limited to the amounts used as the numerators and the weighted average number of ordinary shares used as the denominators in calculating basic and diluted earnings per share for all periods presented. We note your revision to Note 22 to present new issuances of your ordinary shares which happened after the reporting date of the financial statements. Please tell us what consideration you gave to paragraph 64 of IAS 33 regarding retrospective adjustments.

Response: We respectfully advise the Staff that we have revised the pages F-23 and F-46 to disclose calculations of earnings per share and to retroactively reflect the new issuances of shares.

Exhibits

8.	Please refile your exhibits in the proper text-searchable format. Please refer to Item 301 of Regulation S-T.

Response: We respectfully advise the Staff that we are refiling the exhibits in the proper text-searchable format with the Amended F-1.

Please contact the undersigned at (852) 3923-1188 if you have any questions with respect to the responses contained in this letter.

Sincerely,

/s/ Lawrence S. Venick
Lawrence S. Venick

Direct Dial: +852.3923.1188
Email: lvenick@loeb.com

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